UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TIME INC.

(Name of Subject Company)

TIME INC.

(Name of Person Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Lauren Ezrol Klein

Executive Vice President, General Counsel and Corporate Secretary

225 Liberty Street

New York, NY 10281

(212) 522-1212

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William D. Regner

Michael A. Diz

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Time Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2017 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Meredith”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) filed by Meredith and Purchaser with the SEC on December 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added to the end of the first paragraph under the heading “Regulatory Approvals”:

“By notice to the FTC and the Antitrust Division, Meredith withdrew its HSR filing effective as of December 26, 2017 and stated its intention to refile its HSR filing on December 28, 2017. As a result of the withdrawal and refiling by Meredith, which the Company consented to beforehand, the 15 day waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on January 12, 2018, unless earlier terminated or extended by a request for additional information and documentary material prior to that time.”

The following sentences are added to the end of the first paragraph under the heading “Certain Litigation”:

“On December 21, 2017, a purported stockholder filed a substantially similar putative class action lawsuit against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York. The lawsuit, captioned Pill v. Time Inc., et al., Case No. 1:17-cv-09971, alleges that this Schedule 14D-9 omits or misrepresents material information and was materially misleading in violation of the Exchange Act and SEC Rule 14d-9. The lawsuit seeks, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close. The Pill lawsuit has been consolidated with the earlier filed lawsuit, and plaintiffs’ motion in the consolidated action for a preliminary injunction, if any, is due to be filed on December 29, 2017, with argument on January 9, 2018.

The outcome of this litigation cannot be predicted with certainty; however, the Company believes that the lawsuit is without merit and intends to vigorously defend against it.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIME INC.

By:	/s/ Lauren Ezrol Klein
	Name:	Lauren Ezrol Klein
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: December 26, 2017